Filed Pursuant to Rule 424(b)(3)
Registration Nos. 333-259707, 333-273536 and 333-273539

PROSPECTUS SUPPLEMENT No. 7
(to prospectuses dated July 31, 2023, August 8, 2023 and August 8, 2023)

GDEV Inc.

ORDINARY SHARES

WARRANTS TO PURCHASE ORDINARY SHARES

This prospectus supplement amends and supplements the prospectuses dated July 31, 2023, August 8, 2023 and August 8, 2023 (the “Prospectuses”) which form a part of our Registration Statements on Form F-1 (Registration Statement Nos. 333-259707, 333-273536 and 333-273539, respectively). This prospectus supplement is being filed to update and supplement the information included or incorporated by reference in the Prospectuses with the information contained in our Report on Form 6-K, furnished to the Securities and Exchange Commission on March 19, 2024. Accordingly, we have attached the Form 6-K to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectuses and is not complete without, and may not be delivered or utilized except in combination with, the Prospectuses, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectuses and if there is any inconsistency between the information in any of the Prospectuses and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our ordinary shares are listed on the Nasdaq Global Market (“Nasdaq”) under the symbol “GDEV.” On March 18, 2024, the last reported sale price of our ordinary shares as reported on Nasdaq was $2.30 per share. Our warrants are listed on the Nasdaq under the symbol “GDEVW.” On March 18, 2024, the last reported sale price of our warrants as reported on Nasdaq was $0.07 per warrant.

Investing in our securities involves a high degree of risk. See the section entitled “Risk Factors” in each of the Prospectuses for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectuses or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 19, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2024

Commission File Number: 001-40758

GDEV Inc.

(Translation of registrant’s name into English)

55, Griva Digeni

3101, Limassol

Cyprus

Telephone: +35722580040

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

EXPLANATORY NOTE

On March 19, 2024, GDEV Inc. (NASDAQ: GDEV) (the “Company”) issued a press release announcing its preliminary unaudited results for the three months and the year ended December 31, 2023. A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 19, 2024

GDEV Inc.

By:	/s/ Alexander Karavaev
Name: Alexander Karavaev
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated March 19, 2024

Exhibit 99.1

GDEV announces preliminary unaudited results for the fourth quarter and full year 2023

March 19, 2024 – Limassol, Cyprus – GDEV Inc. (NASDAQ: GDEV), an international gaming and entertainment company (“GDEV” or the “Company”) released its preliminary unaudited financial and operational results for the fourth quarter and full year ended December 31, 2023.

Financial highlights:

Fourth quarter 2023:

●	Revenue of $109 million increased by 10% year-over-year.
●	Bookings of $106 million increased by 4% year-over-year.
●	Profit for the period of $11 million in Q4 2023 vs. loss of $77 million in Q4 2022.
●	Adjusted EBITDA of $10 million in the fourth quarter 2023 compared to negative $9 million in the fourth quarter of 2022.

Full year 2023:

●	Revenue of $465 million declined by 3% year-over-year.
●	Bookings of $422 million declined by 6% year-over-year.
●	Profit for the period of $46 million in 2023 vs. $7 million in 2022.
●	Adjusted EBITDA of $43 million in 2023 compared to $96 million in 2022.

Fourth quarter and full year 2023 financial performance in comparison

US$ million	Q4 2023	Q4 2022	Change (%)	FY 2023	FY 2022	Change (%)
Revenue	109	99	10%	465	480	(3%)
Platform commissions	(25)	(25)	(0%)	(109)	(130)	(16%)
Game operation cost	(13)	(13)	(4%)	(52)	(44)	17%
Selling and marketing expenses	(54)	(40)	33%	(226)	(153)	48%
General and administrative expenses	(7)	(8)	(7%)	(30)	(36)	(18%)
Goodwill and investments in equity accounted associates' impairment	—	(63)	(>100%)	—	(63)	(>100%)
Impairment loss on trade receivables and loans receivable	(0.4)	(24)	(98%)	(6)	(30)	(80%)
Profit/(loss) for the period, net of tax	11	77	(>100%)	46	7	>100%
Adjusted EBITDA[1]	10	9	(>100%)	43	96	(55%)
Cash flows generated from operating activities	10	17	(41%)	18	116	(85%)

1 The Adjusted EBITDA for the full year and the quarter ended December 31, 2023 and the respective composition of reconciling items between the profit for the year, net of tax and the Adjusted EBITDA presented elsewhere in this press release may differ from the respective numbers that we previously presented due to an adjustment to the Company’s definition of the Adjusted EBITDA in regard to foreign exchange gains and losses and certain other financial expenses.

Fourth quarter 2023 financial performance

In the fourth quarter of 2023, our revenue increased by $10 million (or 10%) year-over-year and amounted to $109 million, driven primarily by a decrease in the change in deferred revenue in the fourth quarter of 2023 in the amount of $6 million vs. the same period in 2022, amplified by an increase of $4 million in bookings in the fourth quarter of 2023 vs. the same period in 2022.

Platform commissions remained relatively stable at the level of $25 million in the fourth quarter of 2023 compared to the same period in 2022.

Game operation costs were stable at the level of $13 million.

Selling and marketing expenses in the fourth quarter of 2023 increased by $14 million, amounting to $54 million. The growth was mainly due to substantially increased investments into new players in the fourth quarter of 2023 compared to the substantial decrease in marketing investments in 2022 driven by the challenging market environment in that year.

General and administrative expenses remained relatively stable decreasing by only $0.6 million in the fourth quarter of 2023 vs. the same period in 2022.

As a result of the factors above, together with: (i) the effect of an impairment of goodwill and investments in equity accounted associates recorded in Q4 2022 in the amount of $63 million vs. nil in Q4 2023; (ii) an impairment loss on trade receivables and loans receivable recorded in Q4 2023 in the amount of $0.4 million vs. $24 million in Q4 2022; and (iii) share of loss of equity accounted associates of $4 million in Q4 2022 vs nil in Q4 2023, profit for the period, net of tax, amounted to $11 million for the fourth quarter of 2023 compared to a loss of $77 million in the fourth quarter of 2022. Adjusted EBITDA in Q4 2023 amounted to $10 million, an increase of $19 million compared to the respective period of 2022 due to the same factors (other than the effect of the goodwill and investments impairment, share of loss of equity-accounted associates and certain other items that are excluded from Adjusted EBITDA).

Cash flows generated from operating activities amounted to $10 million in the fourth quarter of 2023, a decrease from $17 million in the same period of 2022. The decrease is mostly due to a substantial increase in cash outflows associated with more investments into new players in the fourth quarter of 2023, partially offset by an increase in cash inflows from bookings generated in the fourth quarter of 2023 compared with the same period in 2022.

Full year 2023 financial performance

In 2023 our revenue decreased by $15 million (3%) year-over-year and amounted to $465 million, driven primarily by a decrease in bookings in the amount of $28 million (6%) year-over-year. This was partially offset by an increase of $13 million in change of deferred revenues during 2023 vs. 2022.

Platform commissions decreased by 16% in 2023 compared with 2022. The decrease in platform commissions was primarily due to a 6% decrease in the revenue generated from in-game purchases when compared to the prior period. This was amplified by an increasing share of revenue being derived from our PC platform which is associated with lower commissions in comparison with other platforms.

Game operation costs increased by $8 million (17%) in 2023 vs. 2022 to reach $52 million. The increase in game operation cost was primarily due to an increase in average employee salaries as a result of the relocation of personnel from Russia in the second half of 2022. This was amplified by increased software support expenses related to an increase in the scale of our games.

Selling and marketing expenses in 2023 increased by $73 million, amounting to $226 million. The growth can mainly be attributed to considerably more investments into new players in 2023 compared to the substantial decrease in marketing investments in 2022 driven by the challenging market environment in 2022.

General and administrative expenses decreased by $7 million in 2023 compared to 2022. The decrease was primarily driven by the loss on disposal of our former Russian subsidiaries in the amount of $5 million in the third quarter of 2022 vs. nil in 2023.

As a result of the factors above, together with (i) the effect of an impairment of goodwill and investments in equity accounted associates recorded in 2022 in the amount of $63 million vs. nil in 2023; (ii) an impairment loss on trade receivables and loans receivable recorded in 2023 in the amount of $6 million vs. $30 million in 2022; (iii) change in the fair value of share warrant obligation and other financial instruments of $11 million in 2023 vs. $3 million in 2022; and (iv) share of loss of equity accounted associates of $0.5 million in 2023 vs. $10 million in 2022, we recorded profit for the period, net of tax, of $46 million for 2023, compared to $7 million in 2022. Adjusted EBITDA amounted to $43 million, a decrease of $53 million compared with 2022 due to the same factors (other than the effect of the goodwill and investments impairment, share of loss of equity-accounted associates and certain other items that are excluded from Adjusted EBITDA).

Cash flows generated from operating activities amounted to $18 million in 2023, compared to $116 million in 2022. The decrease is mostly due to a substantial increase in cash outflows associated with more investments into new players in 2023 together with decrease in cash inflows from bookings generated in 2023 compared with 2022.

Fourth quarter and full year 2023 operational performance comparison

	Q4 2023	Q4 2022[3]	Change (%)	FY 2023	FY 2022[3]	Change (%)
Bookings ($ million)	106	102	4%	422	449	(6%)
Share of advertising	6.5%	4.3%	2.2 p.p.	7.2%	4.5%	2.7 p.p.
MPU (thousand)	359	316	13%	377	335	13%
ABPPU ($)	92	103	(11%)	86	107	(19%)

Bookings increased by 4% year-over-year in the fourth quarter of 2023 and decreased by 6% year-over-year in 2023. This can be attributed to the fact that 2022 was characterized by significantly lower marketing investments into the acquisition of new players who could potentially provide support to bookings in 2023. However, our significant investment into marketing in 2023 resulted in an increase in MPU by 13% both in the fourth quarter and full year 2023, which in turn is expected to positively impact our bookings in the future. As a result, we recorded a moderate growth of bookings in the fourth quarter of 2023 vs. the same period of 2022.

The share of advertisement sales as a percentage of total bookings increased in both the fourth quarter and full year 2023 to 6.5% and 7.2% respectively, compared to 4.3% and 4.5% in the respective periods of 2022. The increase was driven by substantially increased monthly active users (due to increased investments into new players) as well as by the successful implementation of advertisement functionality in Island Hoppers from the start of the second quarter of 2023.

Split of bookings by platform	Q4 2023	Q4 2022	FY 2023	FY 2022
Mobile	57%	60%	62%	63%
PC	43%	40%	38%	37%

In 2023, the share of PC versions of our games increased by 1 p.p., while the distribution of bookings across platforms changed by 3 p.p. in favor of PC versions in the fourth quarter of 2023.

Split of bookings by geography	Q4 2023	Q4 2022	FY 2023	FY 2022
US	34%	34%	35%	33%
Asia	24%	24%	24%	26%
Europe	27%	22%	25%	21%
Other[2]	15%	20%	16%	20%

Our split of bookings by geography both in the fourth quarter and 2023 as a whole vs. the respective periods in 2022 remained broadly similar, with a certain increase in the share of Europe bookings.

Note:

Due to rounding, the numbers presented throughout this document may not precisely add up to the totals. The period-over-period percentage changes are based on the actual numbers and may therefore differ from the percentage changes if those were to be calculated based on the rounded numbers.

2 Starting from the second quarter of 2022 the “FSU” category was merged with the “Other” category due to the substantial decrease of its share in the total bookings and lower strategic importance as a result of user acquisition investment suspension as of February 2022.

The figures in this release are preliminary and unaudited. The Company’s 2023 Annual Report on Form 20-F, which will include the Company’s audited financial statements as of and for the year ended December 31, 2023, is expected to be published within the prescribed filing period.

About GDEV

GDEV is a gaming and entertainment powerhouse, focused on growing and enhancing its portfolio of studios. With a diverse range of subsidiaries including Nexters, Cubic Games, and Dragon Machines, among others, GDEV strives to create games that will inspire and engage millions of players for many years. Its franchises, such as Hero Wars, Island Hoppers, Pixel Gun 3D, Throne Rush and others have accumulated hundreds of millions of installs worldwide. For more information, please visit gdev.inc

Contacts:

Investor Relations

Roman Safiyulin | Chief Corporate Development Officer
investor@gdev.inc

Cautionary statement regarding forward-looking statements

Certain statements in this press release may constitute “forward-looking statements” for purposes of the federal securities laws. Such statements are based on current expectations that are subject to risks and uncertainties. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

The forward-looking statements contained in this press release are based on the Company’s current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those that the Company has anticipated. Forward-looking statements involve a number of risks, uncertainties (some of which are beyond the Company’s control) or other assumptions. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the Company’s 2022 Annual Report on Form 20-F, filed by the Company on June 26, 2023, and other documents filed by the Company from time to time with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Presentation of Non-IFRS Financial Measures

In addition to the results provided in accordance with IFRS throughout this press release, the Company has provided the non-IFRS financial measure “Adjusted EBITDA” (the “Non-IFRS Financial Measure”). The Company defines Adjusted EBITDA as the profit/loss for the period, net of tax as presented in the Company's financial statements in accordance with IFRS, adjusted to exclude (i) goodwill and investments in equity accounted associates' impairment, (ii) loss on disposal of subsidiaries, (iii) income tax expense, (iv) finance income and expenses other than foreign exchange gains and losses and bank charges, (v) change in fair value of share warrant obligations and other financial instruments, (vi) share of loss of equity-accounted associates, (vii) depreciation and amortization, (viii) share-based payments expense and (ix) certain non-cash or other special items that we do not consider indicative of our ongoing operating performance. The Company uses this Non-IFRS Financial Measure for business planning purposes and in measuring its performance relative to that of its competitors. The Company believes that this Non-IFRS Financial Measure is a useful financial metric to assess its operating performance from period-to-period by excluding certain items that the Company believes are not representative of its core business. This Non-IFRS Financial Measure is not intended to replace, and should not be considered superior to, the presentation of the Company’s financial results in accordance with IFRS. The use of the Non-IFRS Financial Measure terms may differ from similar measures reported by other companies and may not be comparable to other similarly titled measures.

Reconciliation of the profit/(loss) for the period to the Adjusted EBITDA

US$ million	Q4 2023	Q4 2022	FY 2023	FY 2022
Profit/(loss) for the period, net of tax	11	(77)	46	7
Adjust for:
Income tax expense	1	(0.7)	4	4
Loss on disposal of subsidiaries	—	—	—	5
Adjusted finance (income)/expenses[3]	(3)	(0.8)	(5)	(1)
Change in fair value of share warrant obligations and other financial instruments	(1)	(0.3)	(11)	(3)
Share of loss of equity-accounted associates	—	4	0.5	10
Depreciation and amortization	2	2	6	7
Share-based payments	0.3	0.7	2	4
Impairment of intangible assets	—	0.1	—	0.5
Goodwill and investments in equity accounted associates' impairment	—	63	—	63
Adjusted EBITDA	10	(9)	43	96

3 Adjusted finance income/expenses consist of finance income and expenses other than foreign exchange gains and losses and bank charges, net.